David S. Cole

703.720.8630

David.cole@hklaw.com

August 7, 2014

Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC  20549

Mail Stop 3561

Re:	Alion Science and Technology Corporation
Registration Statement on Form S-1
Filed July 29, 2014
File No. 333-197705

Dear Ms. Long:

On behalf of Alion Science and Technology Corporation (the “Company”), we hereby respond to the Commission Staff’s comment letter, dated August 6, 2014, regarding the Registration Statement on Form S-1, filed with the Commission on July 29, 2014.  In accordance with your letter, in those instances that you have requested additional information, we have provided the additional information in this letter.  Please note that for the Staff’s convenience we have recited the Staff’s comment and provided the Company’s response to the comment immediately thereafter.

In addition, we have simultaneously filed a copy of Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) and this letter via EDGAR.

General

1.                                      Please provide us with your supplemental analysis as to why the changes to the Third Lien Senior Secured Notes already being offered under your effective registration statement (333-193932), individually and collectively, are not so significant that your offering would involve a new security. In particular, please address the economic differences to investors under the notes’ original terms versus their new terms. Please specifically address what impact the changes in the overall interest rates, the increase in the amount of interest payable in PIK notes and the

United States Securities and Exchange Commission

Division of Corporation Finance

Attn:  Pamela A. Long

August 7, 2014

decrease in the amount payable in cash will have on note holders over the term of the notes. Please also address whether a new security is involved because of the requirement to pay all interest in PIK under the circumstances described in “Amended Terms of the Third-Lien Notes” on page ii. If you conclude that this offering does involve a new security, please amend the registration statement to include the full principal amount of all of the Third Lien Senior Secured Notes offered in the exchange and as PIK notes in your fee table, and file a form of the new indenture as an exhibit to the registration statement so that it will be qualified at effectiveness.

The Company has amended the Registration Statement to include the full principal amount of all of the Third-Lien Senior Secured Notes offered in the exchange and as PIK notes in the fee table.  The revised indenture with respect to the Third-Lien Senior Secured Notes will be filed in an amendment to the Registration Statement prior to effectiveness.

If you have any questions regarding the above, please contact the undersigned at (703) 720-8630 or Laurie Green at (954) 468-7808.

Sincerely yours,

/s/ David S. Cole
David S. Cole